

DIVISION OF
CORPORATION FINANCE

May 22, 2014

<u>Via Email</u>
Jiannan Zhang, Esq.
Cadwalader Wickersham & Taft LLP
2301 China Central Place Tower 2,
No. 79 Jianguo Road
Beijing 100025
People's Republic of China

> **RE: Sino Gas International Holdings, Inc.**
> **Schedule 13e-3**
> **Amendment No. 1 to Schedule 13e-3**
> **File No. 005-81992**
> **Filed April 28, 2014 and May 7, 2014 respectively**
>
> **Preliminary Proxy Statement on Schedule 14A**
> **File No. 000-51364**
> **Filed April 28, 2014**
>
> **Schedule 13D/A**
> **Filed by Eloten Group Ltd. and Liu Yuchuan**
> **File No. 005-81992**
> **Filed December 9, 2013**

Dear Mr. Zhang:

      We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Mr. Jiannan Zhang, Esq.
Cadwalader Wickersham & Taft LLP
May 22, 2014

Schedule 13D/A filed December 9, 2013

1.   Please refer to the Consortium Agreement dated December 8, 2013 and explain why the Schedule 13D was not and has not been amended to include the parties to the agreement and any other Morgan Stanley affiliated parties that control such parties. Please provide a similar analysis with respect to the filing obligations under Section 13(d) incurred by Zhnogyu Gas Holdings, Limited. Please refer generally to Exchange Act Section 13(d)(3) and Rule 13d-5(b)(1).

2.   We note the statement that Harmony Gas Holdings Limited or Holdco is directly or indirectly owned by MSPEA Gas Holdings Limited. Please supplementally advise us of any entities through which MSPEA has an indirect ownership interest in Holdco. We may have further comment.

Schedule 13e-3

3.   Please update the filings to reflect all material updates, inclusive of the updated interim financials for the period ended March 31, 2014. Similarly, please update the filings to reflect the RMB 50 million loan to an affiliate of the company, which is disclosed in the Form 8-K filed on May 12, 2014.

4.   Supplementally advise us of whether the lender in the transaction disclosed in the Form 8-K filed on May 12, 2014 is an affiliate of any of the parties to the current going private transaction. We may have further comment.

Preliminary Proxy Statement

5.   Please include information as of the most reasonable practicable date and fill in all blanks.

6.   Please revise to indicate that the form of proxy card is a preliminary copy. See Rule 14a-6(e)(1).

7.   Please revise to provide a fair and adequate summary of the information required by Item 1010(a) and (b) of Regulation M-A. Refer to Item 1010 (c) of Regulation M-A. In this regard, it does not appear that all of the information, such as the ratio of earnings to fixed charges, that is required by Item 1010 (c) is included in the proxy statement.   If material, provide the pro forma information required disclosing the effect of the transaction. See Item 1010(c)(6). To the extent you believe pro forma information is not material, please explain why.

Mr. Jiannan Zhang, Esq.
Cadwalader Wickersham & Taft LLP
May 22, 2014

<u>Summary Term Sheet, page 1</u>
<u>Purpose and Effects of Merger, page 7</u>

8.   Revise to include a table or the cross reference to the table that reflects the equity ownership and control of Holdco that will be held by the parties to the transaction post-merger.

<u>Questions and Answers About the Special Meeting and the Merger, page 16</u>
<u>How will the Company's outstanding Series B convertible preferred shares be treated..., page 17</u>

9.   Referencing the applicable provisions in the governing instrument, please confirm whether the company's redemption of shares will be within the parameters outlined in Rule 13e-4(h)(1) or whether shareholders will be solicited and provided an opportunity to redeem. We may have further comment.

<u>Special Factors, page 24</u>

10.   In an appropriate place in this discussion, expand the disclosure of the background of the transaction to describe <u>all</u> discussions, meetings, contacts and reports among the filing parties, the special committee, any legal and/or financial advisors and any other limited partners/investors regarding the proposed merger. For example, please revise to disclose:

   a. which board member was first contacted by the MS Affiliate and the potential financing and alternative transactions discussed between the general board and the MS Affiliate from the time of the first approach through to the period when the MS Affiliate began conversations with Mr. Liu;
   b. whether the MS Affiliate or the company raised the possibility of a going private transaction as among the transactions to be explored;
   c. why the MS Affiliate chose to approach the Company in July 2013;
   d. how the conversations between the MS Affiliate and the company changed to conversations involving exclusively Mr. Liu and the MS Affiliate with respect to a transaction involving only Mr. Liu and the MS Affiliate and/or any other Morgan Stanley affiliated parties;
   e. material discussions involving Mr. Liu and the MS Affiliate from July 2013 through to April 2014;
   f. all material contacts and material discussions between any of Mr. Liu, the Morgan Stanley affiliated parties, the financial advisors, legal counsel and Zhongyu that preceded Zhongyu's request to join the Buyer Group's efforts;
   g. if material to the current going private transaction, the details of the 2013 proposal by Zhongyu with respect to its acquisition of certain assets of the company (i.e., the dollar amount represented by the proposal) and why the company's board did not respond;

       h. how the respective ownership percentages of Holdco were determined amongst the parties; and,

       i. any discussions involving the Buyer Group and/or the special committee with <u>or</u> about Lead Fame International and control persons or Leading King Investment and control persons.

11.   We note that Mr. Liu and Zhongyu's chairman were well acquainted. Please supplementally advise us of the prior relationships or transactions, if any, involving the company, Mr. Liu, Zhongyu and/or its chairman.

12.   Please expand your discussion to clarify why the special committee determined to condition Company B's conduct of due diligence on a potentially non-refundable "good faith deposit" of $10 million, which represented approximately 15% of the purchase price of the company calculated on the basis of the $1.30 per share merger consideration. Please specify who advised the special committee to request the condition, why the specific amount of $10 million was chosen and whether this sort of pre-condition to diligence is standard under Chinese law and/or market practice. We may have further comment.

13.   You disclose that the buyer group was advised by the special committee through its advisors that it should submit a "higher" final offer. Please supplement the disclosure to clarify whether the buyer group was specifically advised of the competing offer by Company B at an indicated price of $1.45, subject to due diligence.

14.   Each presentation, discussion, or report held with or presented by the financial advisor to the special committee whether oral or written, that is materially related to the current going private transaction is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. In this regard, we note reference to reports by Blair and Houlihan Lokey that were discussed by the Special Committee in April 2012 and January 2014. Revise to summarize any and all presentations made by Blair and Houlihan Lokey during the period commencing in April 2012 up to the current period. Refer to Item 9 of Schedule 13E-3 and corresponding Item 1015 (a) and (b) of Regulation M-A. Refer also to Item 1016 (c) of Regulation M-A and file the reports as exhibits.

15.   Please supplementally advise us of the employment status, positions or equity ownership, if any, of Mr. Adler, Ms. Li or Mr. Duan at any of the Buyer Group or their affiliated companies following the merger.

16.   Refer to Item 1013(c) of Regulation M-A. Please revise to disclose the reasons for <u>each</u> filing person's decision to pursue the going private transaction at this time. In this regard, we note that many of the reasons cited for pursuing the transaction appear to have existed for several years.

Reasons for the Merger and the Special Committee and our Board of Directors, page 35

17. We refer to Item 1014 of Regulation M-A. To the extent the filing parties believe the transaction to be fair to unaffiliated securityholders, please revise your disclosure to expressly address:

- how such a conclusion was reached give the procedural mechanics associated with the special committee's requirement that Company B provide a $10 million good faith deposit to conduct diligence, which possibly resulted in unaffiliated shareholders losing the ability to obtain a higher per share offer price;

- the consideration of the top end of the financial advisor's implied equity reference ranges under the selected company analyses and selected transaction analyses, which yielded values per share that were above the per share merger consideration being offered; and

- any potential conflicts presented by the engagement of Houlihan Lokey by the special committee in light of the relationships (past and ongoing) between MSPEA affiliates and affiliates of Houlihan Lokey.

Opinion of Houlihan Lokey (China) Limited, page 42

18. We note that Houlihan Lokey performed a Selected Companies Analysis and Selected Transactions Analysis. Please revise to provide expanded disclosure concerning the "generally relevant" criteria chosen by the advisor to provide better context to the comparability of such transactions or companies. Identify for example, data points (companies or transactions) that may have skewed the results of the analysis.

Alternatives to the Merger, page 61

19. Please expand to discuss the alternatives that were considered and rejected and how the long-term projections, "as well as the special committee's knowledge and understanding of the business…," factored into the rejection of alternatives. Refer generally to Item 7 of Schedule 13e-3 and Item 1013(b) of Regulation M-A.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional

Mr. Jiannan Zhang, Esq.
Cadwalader Wickersham & Taft LLP
May 22, 2014

comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to the undersigned at (202) 551-3757.

Sincerely,

/s/ *Mellissa Campbell Duru*

Mellissa Campbell Duru
Special Counsel, Office of
Mergers & Acquisitions

Cc (via email):   Zing Bai, Esq.
                     Cadwalader, Wickersham & Taft LLP